EXHIBIT 99.1

Cellectis Reports Results from Shareholders Meeting Held on June 25, 2026

NEW YORK, June 25, 2026 (GLOBE NEWSWIRE) -- Cellectis (the “Company”) (Euronext Growth: ALCLS- NASDAQ: CLLS), a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies, held today its shareholders general meeting at 2:30 p.m. CET at the Biopark auditorium, 11 rue Watt, 4th floor, 75013 Paris, France.

At the meeting, during which approximately 55,84% of voting rights were exercised, resolutions 1 through 29 were adopted, while resolution 30 was rejected, consistent with the recommendations of the board of directors.

The detailed results of the vote and the resolutions are available on Cellectis’ website:
https://www.cellectis.com/en/investors/general-meetings/

About Cellectis
Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. The company utilizes an allogeneic approach for CAR T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to develop gene therapies in other therapeutic indications. With its in-house manufacturing capabilities, Cellectis is one of the few end-to-end gene editing companies that controls the cell and gene therapy value chain from start to finish.

Cellectis’ headquarters are in Paris, France, with locations in New York and Raleigh, NC. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS).
To find out more, visit www.cellectis.com and follow Cellectis on LinkedIn and X.

For further information on Cellectis, please contact:

Media contacts:
Pascalyne Wilson, Director, Communications, + 33 (0)7 76 99 14 33, media@cellectis.com
Patricia Sosa Navarro, Chief of Staff to the CEO, +33 (0)7 76 77 46 93

Investor Relations contact:
Arthur Stril, Chief Financial Officer & Chief Business Officer, investors@cellectis.com

Attachments

  Cellectis GM June 25, 2026 - PR voting results.pdf (https://ml.globenewswire.com/Resource/Download/77b3bdf8-2bfd-4c13-8c55-6d237556aa0d)